

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Albert Foreman
Chief Executive Officer
Tuatara Capital Acquisition Corporation
655 Third Avenue, 8th Floor
New York, NY 10017

>   **Re: Tuatara Capital Acquisition Corporation**
>   **Draft Registration Statement on Form S-4**
>   **Submitted December 22, 2021**
>   **CIK No. 0001801602**

Dear Mr. Foreman:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 submitted December 22, 2021

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
What equity stake will current Tuatara public shareholders, the subscription investors, page 14

1.   We note throughout your registration statement, you reference that public shareholders of Tuatara will own 40.2% of the New SpringBig common stock and existing SpringBig stockholders will own 49.2% of the merged company, both assuming no redemptions. Please balance these ownership percentages by also providing the relevant ownership assuming maximum redemptions. You should clarify prominently that existing SpringBig stockholders may hold as much as 79.1% of the post-merger common stock assuming maximum redemptions.

2.   We note that you do not have a minimum cash amount that is necessary to close the merger, beyond the $5,000,001 net tangible asset requirement. Please quantify the percentage of non-affiliated public shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemptions for the merger to proceed.

What vote is required to approve the Transaction Proposals presented at the general meeting?, page 18

3.   In light of your sponsor, director and officers agreeing to vote to approve all of the Transaction Proposals, please clarify the percentage of non-affiliated votes of your ordinary shares that are necessary to pass each proposal. Further, please provide this information assuming only a quorum is present.

If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 23

4.   Please clarify that even if Tuatara public unitholders redeem their ordinary shares, they will continue to hold Tuatara warrants. However, the public warrants may be redeemed by New SpringBig for $0.01 per warrant if the market value of the ordinary shares exceed $18 in the future. Further, clarify that the private placement warrants are not subject to these warrant redemption provisions.

Summary of the Proxy Statement/Prospectus
Accounting Treatment, page 36

5.   We note your discussion regarding the accounting treatment for the business combination. Please provide us with your accounting analysis with regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC 805-10-55-15. In your response, ensure you address the following:
   - How you factored the public and private warrants in Tuatara in your determination that SpringBig's shareholders will have the largest voting interest in New SpringBig.
   - Clarify whether the Pipe Investors have any related party interests with Tuatara.
   - How you determined that SpringBig's directors will represent the majority of the new board. In this regard, provide us with the names of each board member in the combined company and their relationship to either SpringBig or Tuatara prior to the merger.
   - Provide the names of any senior management in the combined entity besides Messrs. Harris and Sykes and their relationship, if any, to either SpringBig or Tuatara prior to the merger.

Risk Factors

Risks Related to Tuatara and the Business Combination

We have identified two material weaknesses in our internal control over financial reporting..., page 73

6.   Your current discussion regarding the material weaknesses in your internal control over financial reporting indicates that such weaknesses were the result of the Staff's April 12, 2021 statement and the company's restatement. Please revise to identify the actual weaknesses in your internal controls.

7.   You state that you continue to evaluate steps to remediate the material weaknesses in internal control over financial reporting. Please revise to include a discussion of your remediation plan and clarify what steps, if any, have been fully implemented and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your remediation plan and discuss any associated material costs that you have incurred, or expect to incur.

Activities taken by affiliates of Tuatara to purchase, directly or indirectly, public shares will increase the likelihood..., page 84

8.   Please clarify whether the affiliates of Tuatara, or New SpringBig, may also engage in activities to purchase public shares that may increase the price of the common stock to trigger the exercise of the Earn-Out provisions or the warrant redemption provisions.

Upon completion of the business combination, the rights of holders of New SpringBig's common stock arising under the DGCL will differ..., page 88

9.   This risk factor briefly discusses that New SpringBig's corporate governing documents will be less favorable than those of Tuatara. Please consider adding a risk factor that addresses the changes in your Organizational Documents Proposals A, B, C, D and E, involving exclusive forum, classified board, only removal of directors for cause, no actions by written consent, and no special meetings and how they may concentrate more power to management.

Tuatara's Board of Directors' Reasons for Approval of the Business Combination, page 115

10.   Please provide more detail regarding how the Board determined the valuation of SpringBig and how the $245 million valuation was fair to investors. Describe the valuation methodology used in detail, including the specific metrics and comparable companies and transactions.

Certain Projected Financial Information, page 118

11.   We note that SpringBig is currently projecting Brands Revenue to increase from $800,000 in 21E to $19.1 million in 24E, which is 2288% revenue growth in 3 years. Please provide the basis for and the underlying assumptions as to why the management of

SpringBig believes that this line of revenue will increase this much in such a short period of time. Further, please clarify the actual Brands Revenue and number of Brands clients for your most recent periods.

12. Similarly, please clarify why SpringBig's management believes its annual revenue growth rate will be between 58% to 65% in the next 3-4 years. Please clarify the assumptions used to determine these growth rates, such as acquisitions, specific new product introductions or expansion into new markets.

Effects of the Domestication, page 137

13. You indicate that U.S. Holders generally will not recognize taxable gain or loss as a result of the domestication for U.S. federal income tax purposes. Please provide an opinion of tax counsel to support this assertion.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

14. You state that the maximum redemption scenario assumes the maximum number of shares that can be redeemed without violating the conditions of the merger or the requirements of Tuatara's Amended and Restated Memorandum and Articles of Association. Please revise to clarify, here and throughout the filing, what happens if more than 18,825,891 shareholders wish to redeem their shares.

15. Please revise your disclosures related to the Earnout Shares to explain your proposed accounting for such shares and revise the pro forma financial statements accordingly. If you determine that the Earnout Shares will be accounted for as liabilities, disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements. Refer to Article 11-02(b)(10) of Regulation S-X.

Unaudited Condensed Combined Pro Forma Statement of Operations for the Twelve Months Ended December 31, 2020, page 171

16. We note that adjustment (3) to your pro forma balance sheet includes $10.3 million of estimated legal, financial advisory and other professional fees related to the business combination that are not reflected in the historical financial statements for either entity. Please revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma statement of operations assuming such adjustment was made as of the beginning of the fiscal year presented. To the extent these costs will not recur in the income of the combined entity beyond 12 months after the merger, revise to indicate as such in the pro forma notes. Refer to Article 11-02(b)(6)(B) and 11-02(b)(11)(i) of Regulation S-X.

Business of SpringBig, page 191

17.   You refer to SpringBig as a "market-leading software platform providing customer loyalty and marketing automation solutions to cannabis retailers and brands in the U.S. and Canada." Please provide the basis for your belief of SpringBig's market leadership, such as market-share by revenues. We note you refer to SpringBig's industry as highly fragmented.

18.   Your business section discusses sales and operations in Canada and Brands clients. Please clarify whether you currently generate material amounts of revenue in Canada or through Brand clients. We note that in your projections section, you anticipate less than $1 million in Brands Revenue in 2021.

19.   Please briefly discuss how you price your subscriptions to your clients for the use of your platform. You briefly mention quantum of communication credits on page 204. It is unclear whether your pricing is solely based on the amount of communications rendered or whether it is based on the success or effectiveness of such communications or other criteria.

20.   Please discuss any material agreements with the 18 point-of-sale providers and 4 major cannabis e-commerce providers. Disclose whether you derive a material amount of revenue from, share revenues with, or rely on these providers for distribution.

21.   Please provide a more detailed description of the regulatory landscape regarding text message marketing laws concerning cannabis-related businesses and the impact on the company. Discuss the scope of the carrier-implemented restrictions and how your relationships with messaging distributors have allowed you to continue servicing your customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 204

22.   You state that your ability to expand your relationships with customers, and their satisfaction of your product offerings and client service, is demonstrated by your net retention rate. Please revise to provide this measure for each period presented and include a discussion of any significant fluctuations from period-to-period. Also, revise to clarify how the average recurring monthly subscription revenue used in such calculation is determined. In this regard, explain whether excess use revenue is included in this measure and if so, how.

Key Operating and Financial Metrics, page 206

23.   You state that subscriptions automatically renew unless notice of cancellation is provided in advance. Please tell us, and revise as necessary to clarify, whether a customer has the option to cancel their subscription during the subscription term and if so, whether they will incur any penalties for early termination.

24. You disclose that annualized revenue is calculated as twelve times the most recent month's revenue. Please tell us, and revise to clarify, whether this metric includes revenue from excess usage fees and if so, explain your basis for annualizing optional usage.

Results of Operations
Comparison of Nine Months Ended September 30, 2021 and 2020
Revenue, page 208

25. Please revise to disclose the relative contribution of the revenue increase attributed to both new and existing customers. Similar revisions should be made to the discussion of your annual results. Refer to Section III.D of SEC Release No. 33-6835.

Executive Compensation, page 219

26. Please clarify whether you will disclose additional Named Executive Officers here and additional post-merger executive officers on page 215. We note that SpringBig's website lists a large management team.

Beneficial Ownership of Securities, page 223

27. Please provide the beneficial ownership of SpringBig, Inc. prior to the initial business combination.

Certain SpringBig Relationships and Related Party Transactions, page 228

28. You indicate that SpringBig's CEO, Jeffrey Harris, is the founder and holds a controlling equity interest in InteQ. We note that InteQ offers a similar marketing and loyalty program platform as SpringBig, but outside of the cannabis industry. Please clarify any relationships between these entities, including those involving Mr. Harris, such as non-compete agreements or technology licensing agreements. Please clarify whether either party is restricted from competing for similar clients or in similar markets. To extent there are any conflicts of interests, such as competing for acquisitions to improve the functionality of SpringBig's platform, please consider adding an appropriate risk factor to discuss these conflicts and the operation of the corporate opportunities waiver.

SpringBig, Inc. Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-36

29. Please revise the Report of SpringBig's Independent Registered Public Accounting Firm to include the date the report was issued and the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Statements of Operations, page F-38

30. Please revise to include the disclosures related to net loss per share for each income statement period presented. Refer to ASC 260-10-50-1.

Notes to Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies, page F-41

31.   Please revise to include an accounting policy addressing the factors used to determine your reportable segments. To the extent you have determined there is only one operating and reportable segment, revise to indicate as such. Refer to ASC 235-10-50-1 and ASC 280-10-50-21. Also, disclose revenue and long-lived assets attributed to your country of domicile and to all foreign countries in total. If revenue from external customers attributed to an individual country are material, such amounts should be separately disclosed. In this regard, we note you have clients in both the U.S. and Canada. Alternatively, state that it is impracticable to provide such geographic information. Refer to ASC 280-10-50-41.

Concentrations of Credit Risk, page F-44

32.   You state on page 200 that no single client accounted for more than 11% of your revenue for the year ended December 31, 2020 or the nine months ended September 30, 2021. Please tell us whether any client accounted for 10% or more of your revenue or accounts receivable in these periods and if so, revise to provide the disclosures required under ASC 280-10-50-42 and/or ASC 275-10-50-18, as appropriate.

Note 9. Income Taxes, page F-48

33.   You disclose that your income tax rate computed at the statutory federal rate of 21% differs from your effective tax rate primarily due to permanent items, state taxes and the change in the deferred tax asset valuation allowance. Please revise to include a reconciliation, using percentages or dollar amounts, of the reported amount of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to ASC 740-10-50-12.

Note 11. Subsequent Events, page F-49

34.   You state that you have considered subsequent events through September 30, 2021. Please revise to disclose whether this was the date the financial statements were issued or available to be issued. Similar revisions should be made to your disclosure on page F-62. Refer to ASC 855-10-50-1(b).

SpringBig, Inc. Unaudited Financial Statements
Consolidated Balance Sheets, page F-50

35.   Please revise to label your interim financial statements as "unaudited" where appropriate.

Note 4. Business Combination, page F-59

36.   You state here that the fair value of consideration paid in connection with the acquisition of Beaches Development Group LTD was $205,298, which consisted of 180,972 shares of

your common stock and $155,000 of cash. However, your disclosures on page F-49 indicate that the total consideration for this transaction was $1,356,250. Please explain this apparent inconsistency and revise your disclosures as necessary.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Leonard Kreynin, Esq.